Exhibit 99.(A)(1)(G)





Adobe ®
  Stock Option Exchange
  Program

Sean Armijo
Sr. Equity Compensation Lead

May 2003





Agenda

- Summary of Stock Option Exchange Program
- Terms of New Stock Option Grants
- Dates to Remember
- Considerations
- Participation
- Disclosure
- Q&A





Summary of Stock Option
Exchange Program

- **Plan Definition**
  - An offer to grant replacement stock options
    - Must be granted at least six months and one day after cancel date
    - Priced at fair market value (FMV) on new grant date

- **Eligibility**
  - Options priced between $40.01-49.99 are eligible for 1.5 to 1 exchange ratio
  - Options priced $50.00 and above are eligible for 2 to 1 exchange ratio
  - Must be an employee through grant date
  - ETeam and Board of Directors are not eligible





Terms of New Stock Option Grants

- **Vesting**
  - New stock option grants will begin vesting at time of grant
  - 3-year vest period
    - 25% after year one
    - 2.08% monthly during year two
    - 4.17% monthly during year three
- **New stock option grants will have a six-year term**
- **Other terms and conditions are similar to current stock option grants**

 

Dates to Remember

- **Friday, May 16, 2003—Offer Date**
    - Begin submitting Stock Option Exchange Election Form
- **Monday, June 16, 2003—Expiration Date**
    - Last day to submit Stock Option Exchange Election Form, if participating
        - Form must be properly submitted by 11:59 p.m. Pacific Time (no exceptions)
- **New Grant Date**
    - Grant date to be determined by Board of Directors
        - At least six months and one day from expiration date (at the earliest December 17, 2003)

 

Considerations

- **Taxation**
  - Employees should consult their tax and financial advisors
    - U.S. employees
      - Exchange is a non-taxable event
    - Non-U.S. employees
      - Refer to the Offer to Exchange (Tender Offer) for country-specific tax information
- **Option Price**
  - New option price could be higher than exchanged option price
- **New Grant Date**
  - New grant date is subject to Board of Director approval and will be **at least** 6 months and 1 day from cancellation of the exchanged options
  - Must be employed through grant date to receive new options; exchanged options will not be reinstated




Participation

- **Stock Option Exchange Election Form**
  - Located on Inside Adobe/Everyday Tools/Forms Directory
    - Preferred method is to submit electronically
  - Fax forms (408) 537-4100
    - Fax if unable to access Adobe Forms
    - Contact Equity Compensation to obtain form
- **Accessible Information**
  - Tender Offer, Summary of Terms and related documents
    - Inside Adobe under Et cetera/2003 Stock Option Exchange Information
  - View current stock option information
    - www.optionslink.com
    - Stock Option Exchange Election Form (eligible options only)
  - Questions can be addressed to
    - optionx@adobe.com
    - Equity Compensation - (408) 536 -3122
  - Documents can also be found on the SEC website at www.sec.gov

 

Disclosure

- **Due to SEC regulations, Adobe cannot provide additional information other than what has been provided in the Tender Offer**

- **Adobe will not be able to assist employees in their decision making as to whether or not to participate in the program**

 

Q & A